Exhibit 2.1

AMENDMENT NO. 4 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 4 (this “Amendment”) to the Agreement and Plan of Merger, dated as of August 27, 2012 and amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 13, 2013, Amendment No. 2 to the Agreement and Plan of Merger, dated as of December 16, 2013 and Amendment No. 3 to the Agreement and Plan of Merger, dated as of December 8, 2014 (as amended, the “Agreement”), is made and entered into as of April 16, 2015, by and among M&T Bank Corporation, a New York business corporation (“M&T”), Hudson City Bancorp, Inc., a Delaware corporation (“Hudson”), and Wilmington Trust Corporation, a Delaware corporation and direct, wholly owned Subsidiary of M&T (“Merger Sub”).

RECITALS

A. M&T, Hudson and Merger Sub are parties to the Agreement.

B. As provided in Section 9.2 of the Agreement, the parties may amend the terms of the Agreement by an instrument in writing, signed by the parties.

C. The parties hereto desire to enter into this Amendment upon the terms and conditions set forth herein.

D. All capitalized terms contained in this Amendment, but not specifically defined in this Amendment, shall have the meanings ascribed to such terms in the Agreement.

AGREEMENT

1. Amendment to Section 2.7. Section 2.7(a)(i)(B) of the Agreement is hereby amended by replacing the words “each Hudson Performance DSU that vests in accordance with Section 2.7(a)(i)(A) above” with the words “each then vested and outstanding Hudson Performance DSU award granted prior to August 27, 2012”.

2. Amendment to Section 6.1. Section 6.1(d) of the Agreement is hereby amended by replacing the reference to “December 16, 2013” with “April 16, 2015”.

3. Amendment to Section 8.1. Section 8.1(b)(ii) of the Agreement is hereby amended by replacing the reference to “April 30, 2015” with the words “October 31, 2015”.

4. Permitted Actions. Notwithstanding any provision of the Agreement (including Section 5.1(i) or 5.2) to the contrary, the parties hereby agree to the matters set forth on Annex A hereto. The parties shall reasonably cooperate with respect to such matters.

5. No Further Amendments. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed, and all the terms, conditions and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.

6. Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Agreement shall be deemed a reference to the Agreement as amended hereby.

7. Counterparts. This Amendment may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

8. Severability. Whenever possible, each provision or portion of any provision of this Amendment shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Amendment is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Amendment shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

9. Governing Law. This Amendment and all disputes or controversies arising out of or relating to this Amendment or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York (provided that the DGCL, including the provisions governing the fiduciary duties of directors, shall govern as applicable).

10. Headings. The headings used in this Amendment are inserted for purposes of convenience of reference only and shall not limit or define the meaning of any provisions of this Amendment.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers as of the date and year first above written.

M&T BANK CORPORATION

By:	/s/ Mark J. Czarnecki
	Name:	Mark J. Czarnecki
	Title:	President and Chief Operating Officer

HUDSON CITY BANCORP, INC.

By:	/s/ Denis J. Salamone
	Name:	Denis J. Salamone
	Title:	Chairman and Chief Executive Officer

WILMINGTON TRUST CORPORATION

By:	/s/ Mark J. Czarnecki
	Name:	Mark J. Czarnecki
	Title:	Chairman and President

[Signature page to Amendment No. 4 to Agreement and Plan of Merger]

Annex A

1.	Hudson will have the ability to make a pro-rated ESOP loan repayment contribution for calendar year 2015 in accordance with the terms of the ESOP for the period from January 1, 2015 through the end of the payroll period ending not less than two weeks prior to the Effective Time, which contributions will be made prior to the Effective Time and but for the pro-ration will be ordinary course and consistent with past practice.

2.	Without derogating from the provisions of Section 6.5(c) of the Merger Agreement, payments made pursuant to the Executive Officer Annual Incentive Plan will be included in the calculation of severance benefits under any employment agreement or change of control agreement with Hudson or Hudson Bank, except that with respect to bonus payments made for calendar year 2014, no payment to an officer with the title of Senior Vice President or above of a bonus in excess of his or her target amount shall be taken into account for purposes of calculating his or her severance benefits under any employment agreement or change of control agreement with Hudson or Hudson Bank.

3.	Hudson or Hudson Bank may enter into agreements with not more than fifteen (15) officers of Hudson or Hudson Bank, or adopt amendments, modifying the compensation and benefit plans, agreements and arrangements of Hudson and/or Hudson Bank for the purpose of mitigating the impact, if any, of sections 280G and 4999 of the Code on such officers and/or Hudson, Hudson Bank or M&T, except that no such agreement or amendment shall include a new agreement to pay a tax gross-up. Prior to the execution of any such agreement, Hudson or Hudson Bank shall provide M&T with a reasonable opportunity to review and comment on any such agreement, which comments Hudson or Hudson Bank shall consider in good faith.

4.	Hudson and/or Hudson Bank may enter into transition agreements with not more than fifteen (15) officers of Hudson or Hudson Bank, pursuant to which M&T, Merger Sub or M&T Bank, as successors to Hudson and Hudson Bank would agree to continue the employment of such officers until at least December 31, 2015, provided that in no event shall such agreements require M&T, Merger Sub or M&T Bank to continue the employment of an officer who commits acts constituting “cause” (as defined in the applicable employment or change of control agreement). Prior to the execution of any such agreement, Hudson or Hudson Bank shall provide M&T with a reasonable opportunity to review and comment on any such agreement, which comments Hudson or Hudson Bank shall consider in good faith.